Mail Stop 3561
								December 9, 2005
Mr. Bruce Haber
Chief Executive Officer
Emergent Group Inc.
932 Grand Central Avenue
Glendale, CA  91201


      Re:	Emergent Group Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		File No. 0-21475


Dear Mr. Haber:

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

								Sincerely,


								William Choi
      Branch Chief